

บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED
33/133-136 Surawongse Road, Bangkok 10500, Thailand. Tel. (66) 0-2632-7071
Facsimile : (66) 0-2236-1982 E-mail : afcny6@ksc.th.com http://www.asiafiber.com
เลขทะเบียน บมจ. 237



ISO-9002 CERTIFICATED FIRM
DET NORSKE VERITAS INDUSTRY B.V. THE NETHERLANDS
Certificate No.QSC-4873

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
UNITED STATES OF AMERICA



02060442

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

SUPPL

Attention: International Corporate Finance
Re: Asia Fiber Public Company Limited
Rule l2g3-2 (b) Exemption
File No. 82-2842

Ladies and Gentlemen:

Pursuant to Rule 12g3-2 (b) (1) (iii), and on behalf of Asia Fiber Public Company Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on June 4, 1990.

This information is being furnished with the understanding that such information and documents will not be deemed "filed"with the Securities and Exchange Commission (the "SEC") or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-66-2) 237-5928 or (011-66-2) 632-7071 in Bangkok, Thailand if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and return it to Andrew J. Delaney, Esq., Skadden, Arps, Slate, Meagher & Flom, 919 Third Avenue, New York, NY 10022 in the enclosed self-addressed stamped envelope.

Thank you for your attention.

Very truly yours,

ASIA FIBER PUBLIC COMPANY LIMITED

Mr.Chen Namchaisiri

President

Enclosure

Annex A to Letter to the SEC
dated Novermber 13, 2002 of
Asia Fiber Public Company Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company' s request for exemption under Rule 12g3-2, which exemption was established on June 4, 1990:

Description of Document   Check if Enclosed

Title: _____ Annual Report
Date: as of _____
Entity requiring item: The Securities
Exchange of Thailand (the "SET") pursuant
to its rules governing listed companies.   _____

Title: Audited Financial Information
for Years Ended _____ __, 200__ and 200__
Date: as of _____ ___, 200__ and   200__
Entity requiring item: The SET pursuant
to its rules governing listed companies.   _____

Title: Unaudited Financial Information
for Years Ended _____ __ , 200__ and 200__
Date: as of _____ __ , 200__ and 200__
Entity requiring item: The SET pursuant
to its rules governing listed companies.   _____

Title: Interim Financial Information
for Three Months Ended September 30,2002
and Review Report of Certified Public Accountant
Date: as of _____, ___.
Entity requiring item: The SET pursuant   X
to its rules governing listed companies.   _____

Title: Invitation to Shareholders to
Attend Ordinary Meeting on _____ ___,
Date: _____ ___,
Entity requiring item: Pursuant to the

Description of Document	Check if Enclosed

Title: Proxy Form for Ordinary Meeting of
Shareholders on _____ __, 200 __
Date: _____ __ , 200__
Entity requiring item: Pursuant to the
Civil and Commercial Code of Thailand.   _____

Title: Prospectus for the Offering of
_____ Shares of Common Stock of the
Company
Date: _____ __ , 200__
Entity requiring item: The SET pursuant
to its rules governing listed companies.   _____

Title: Minutes of the _____ Shareholders
Meeting
Date: _____ __ , 200__
Entity requiring item: The SET pursuant
to its rules governing listed companies.   _____

Title: Press Release
Date: _____ __ , 200__
Entity requiring item: The SET pursuant
to its rules governing listed companies.   _____

Other:

Title:

Date: _____ __ , 200__
Entity requiring item: _____

ASIA FIBER PUBLIC COMPANY LIMITED

INTERIM FINANCIAL STATEMENTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2002
AND REVIEW REPORT OF CERTIFIED PUBLIC ACCOUNTANT

EXPRESSED IN
Thai Baht

SGV-NA THALANG & CO., LTD.

22nd Floor, Siam Tower
989 Rama I Road, Pathumwan
Bangkok 10330
PO Box 812 Bangkok Thailand
Tel. : (662) 658 5000
Fax : (662) 658 0660-3
(662) 658 0665-6 (Direct)

REVIEW REPORT OF CERTIFIED PUBLIC ACCOUNTANT

To the Board of Directors of Asia Fiber Public Company Limited

I have reviewed the balance sheet as at September 30, 2002, and the statements of income, changes in shareholders' equity and cash flows for the three months ended September 30, 2002 and 2001 of Asia Fiber Public Company Limited. These financial statements are the responsibility of the Company's management as to their correctness and completeness. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with auditing standard applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. Accordingly, I do not express an opinion.

Based on my reviews, nothing has come to my attention that causes me to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have previously audited, in accordance with generally accepted auditing standards, the financial statements for the year ended June 30, 2002, and in my report dated August 9, 2002, I expressed an unqualified opinion on those statements. The balance sheet as at June. 30, 2002, presented herein for comparative purposes, are part of such audited financial statements. I have not performed any auditing procedures since that date.

I draw attention to Note 4 to the interim financial statements. At September 30, 2002 and June 30, 2002, the Company had long outstanding accounts receivable – trade from two related companies of Baht 124.6 million and Baht 122.5 million, respectively. At September 30, 2002 and June 30, 2002, the Company provided an allowance for doubtful accounts of Baht 24 million for these receivables. Management believes that such allowance is adequate to absorb possible losses on doubtful accounts since the land and construction thereon mortgaged as collateral cover these receivables.

PISIT CHIWARUANGROCH
C.P.A. (THAILAND)
Registration No. 2803



Bangkok
October 31, 2002

ASIA FIBER PUBLIC COMPANY LIMITED
BALANCE SHEETS
SEPTEMBER 30, 2002 AND JUNE 30, 2002

A S S E T S

	Notes	In Thousand Baht	
		September 30, 2002 "Unaudited" "Reviewed"	June 30, 2002 "Audited"
CURRENT ASSETS			
Cash and cash equivalents		36,442	32,321
Short-term investment in fixed deposit		1,616	1,616
Accounts and notes receivable – trade, net			
- Related companies	4	104,050	106,550
- Other companies	5	159,996	162,471
Inventories		329,868	277,515
Inventories in transit		12,612	50,416
Other current assets		4,284	6,933
Total Current Assets		648,868	637,822
NON-CURRENT ASSETS			
Investments in shares of associated companies			
- at equity method	4, 6	10,193	10,193
Investment in shares of other company			
(general investment) - at cost	7	500	500
Property, plant and equipment - net	8	587,970	597,909
Other non-current assets		1,425	1,425
Total Non-Current Assets		600,088	610,027
TOTAL ASSETS		1,248,956	1,247,849

The accompanying notes are an integral part of these financial statements.



ASIA FIBER PUBLIC COMPANY LIMITED
BALANCE SHEETS
SEPTEMBER 30, 2002 AND JUNE 30, 2002

LIABILITIES AND SHAREHOLDERS' EQUITY

| | | In Thousand Baht | |
| | | September 30, 2002 "Unaudited" | June 30, 2002 |
	Notes	"Reviewed"	"Audited"
CURRENT LIABILITIES			
Bank overdrafts and short-term loans from financial institutions	8, 9	179,827	197,110
Accounts payable - trade		45,144	55,841
Current portion of long-term loans	8	43,980	53,237
Accrued expenses		47,415	47,545
Other current liabilities		3,077	3,022
Total Current Liabilities		319,443	356,755
NON-CURRENT LIABILITIES			
Long-term loans - net of current portion	8	25,400	28,743
Total Liabilities		344,843	385,498
SHAREHOLDERS' EQUITY			
Share capital - common shares, Baht 10 par value			
Authorized - 100,000,000 shares			
Issued and fully paid - 45,572,418 shares as at September 30, 2002 and 45,572,340 shares as at June 30, 2002	10	455,724	455,723
Premium on share capital		369,500	369,500
Revaluation increment in land	8	250,082	250,082
Appropriated for:			
- Legal reserve		16,248	16,248
- General reserve		1,358	1,358
Deficit		(188,799)	(230,560)
Shareholders' Equity - Net		904,113	862,351
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,248,956	1,247,849

The accompanying notes are an integral part of these financial statements.



ASIA FIBER PUBLIC COMPANY LIMITED
STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001

"UNAUDITED"
"REVIEWED"

	Note	In Thousand Baht	
		2002	2001
REVENUES	4		
Net sales and services income		327,000	348,433
Gain on foreign exchange – net		490	835
Other income		8,078	5,297
Total Revenues		335,568	354,565
COSTS AND EXPENSES			
Cost of sales and services		274,695	309,047
Selling and administrative expenses		13,695	17,907
Total Costs and Expenses		288,390	326,954
INCOME BEFORE INTEREST EXPENSE		47,178	27,611
INTEREST EXPENSE		5,417	9,765
NET INCOME		41,761	17,846
Basic Earnings per Share (Baht)		0.92	0.39

The accompanying notes are an integral part of these financial statements.



ASIA FIBER PUBLIC COMPANY LIMITED   "UNAUDITED"
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY   "REVIEWED"
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001

	Note	Issued and Paid-up Common Share Capital	Premium on Share Capital	Other Premium	Legal Reserve	General Reserve	Deficit	Net
Balance as at June 30, 2001		455,723	369,500	250,082	16,248	1,358	(283,167)	809,744
Net income for the period		-	-	-	-	-	17,846	17,846
Balance as at September 30, 2001		455,723	369,500	250,082	16,248	1,358	(265,321)	827,590
Balance as at June 30, 2002		455,723	369,500	250,082	16,248	1,358	(230,560)	862,351
Increase in share capital	10	1	-	-	-	-	-	1
Net income for the period		-	-	-	-	-	41,761	41,761
Balance as at September 30, 2002		455,724	369,500	250,082	16,248	1,358	(188,799)	904,113

(In Thousand Baht)

The accompanying notes are an integral part of these financial statements.



ASIA FIBER PUBLIC COMPANY LIMITED
STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001

"UNAUDITED"
"REVIEWED"

	In Thousand Baht	
	2002	2001
Cash Flows from Operating Activities:		
Net income	41,761	17,846
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Reversal of allowance for doubtful accounts	(768)	-
Reversal of allowance for slow-moving inventories	-	(98)
Depreciation and amortization	14,559	24,264
Gain on disposal of fixed assets	(600)	(30)
Unrealized gain on exchange rate	(319)	(508)
Decrease (increase) in operating assets:		
Accounts and notes receivable - trade	6,079	48,804
Inventories	(52,353)	3,674
Inventories in transit	37,804	43,001
Other current assets	2,649	(4,092)
Increase (decrease) in operating liabilities:		
Accounts payable - trade	(10,697)	1,622
Accrued expenses	(147)	2,359
Other current liabilities	55	(12,512)
Net Cash Provided by Operating Activities	38,023	124,330
Cash Flows from Investing Activities:		
Cash proceeds from sales of fixed assets	600	30
Purchase of fixed assets	(4,620)	(6,945)
Net Cash Used in Investing Activities	(4,020)	(6,915)
Cash Flows from Financing Activities:		
Decrease in bank overdrafts and short-term loans from financial institutions	(17,283)	(86,139)
Cash proceeds from increase in share capital	1	-
Repayments of long-term loans	(12,600)	(13,900)
Net Cash Used in Financing Activities	(29,882)	(100,039)
Net increase in cash and cash equivalents	4,121	17,376
Cash and cash equivalents at beginning of period	32,321	42,155
CASH AND CASH EQUIVALENTS AT END OF PERIOD	36,442	59,531
Additional Cash Flows Information:		
Cash payments during the period for:		
- Interest expense	5,174	7,768

The accompanying notes are an integral part of these financial statements.



ASIA FIBER PUBLIC COMPANY LIMITED
NOTES TO INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2002 AND 2001 (REVIEWED)
AND JUNE 30, 2002 (AUDITED)

1. GENERAL INFORMATION

Asia Fiber Public Company Limited is incorporated in Thailand and listed in the Stock Exchange of Thailand. The Company is engaged in manufacturing of nylon products. Total employees of the Company at September 30, 2002 numbered 1,309.

Office   : 27th Floor, Wall Street Tower, 33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok, Thailand

Factory : 406-7 Moo 7, Sukhumvit Road Km. 33.5, Tambol Bangpoomai, Muang District, Samutprakarn Province, Thailand

2. BASIS FOR INTERIM FINANCIAL STATEMENT PREPARATION

The accompanying interim financial statements have been prepared in accordance with Thai Accounting Standard No. 41 "Interim Financial Reporting" and the announcement of the Stock Exchange of Thailand.

The interim financial report is intended to provide an update on the latest financial statements for the year ended June 30, 2002. It focuses on new activities, events and circumstances and does not duplicate information previously reported. Accordingly, these interim financial statements should be read in conjunction with the financial statements for the year ended June 30, 2002.

The Company maintains its official accounting records in Thai Baht and prepares its interim financial statements in Thai language in conformity with financial accounting standards in Thailand, which may not conform with generally accepted accounting principles in other countries. The accompanying interim financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Thailand. Accordingly, these interim financial statements are not designed for those who are not informed about Thai accounting principles and practices.

For the convenience of the reader, an English translation of interim financial statements has been prepared from the statutory Thai language interim financial statements which are issued for domestic reporting purposes.

3. ACCOUNTING POLICIES

The accompanying interim financial statements have been prepared by applying the accounting policies in accordance with the accounting standards promulgated by the Institute of Certified Accountants and Auditors of Thailand. In this connection, the Company applies the same significant accounting policies in the interim financial statements for the three months ended September 30, 2002 and 2001 as those of the financial statements for the year ended June 30, 2002.

4. TRANSACTIONS WITH RELATED COMPANIES

A portion of the Company's assets and revenues arose from transactions with related companies. These companies are related through common shareholdings and/or directorships.   The effects of these transactions, which are in the normal course of business on an arm's – length basis, are reflected in the accompanying interim financial statements.



ASIA FIBER PUBLIC COMPANY LIMITED
NOTES TO INTERIM FINANCIAL STATEMENTS (Continued)
SEPTEMBER 30, 2002 AND 2001 (REVIEWED)
AND JUNE 30, 2002 (AUDITED)

As at September 30, 2002 and June 30, 2002, accounts and notes receivable from related companies - trade consisted of:

	In Thousand Baht	
	September 30, 2002	June 30, 2002
Thai Far East Co., Ltd.	108,007	107,761
T.F.E. Trading Co., Ltd.	19,324	19,324
Asia Garment Co., Ltd.	488	3,518
Thai Industries Development Co., Ltd.	284	-
Total	128,103	130,603
Less allowance for doubtful accounts	(24,053)	(24,053)
Net	104,050	106,550

The aging analysis of the above accounts and notes receivable from related companies - trade as at September 30, 2002 and June 30, 2002 are as follows:

	In Thousand Baht	
	September 30, 2002	June 30, 2002
Current to 3 months	1,577	3,781
Over 3 months to 6 months	264	847
Over 6 months to 12 months	1,703	3,524
Over 12 months	124,559	122,451
Total	128,103	130,603
Less allowance for doubtful accounts	(24,053)	(24,053)
Net	104,050	106,550

As at September 30, 2002 and June 30, 2002, the Company had long-outstanding accounts receivable – trade from two related companies (Thai Far East Co., Ltd. and T.F.E. Trading Co., Ltd.) of Baht 124.6 million and Baht 122.5 million, respectively (the outstanding balances from these companies as at September 30, 2002 and June 30, 2002 amounted to Baht 127.3 million and Baht 127.1 million, respectively). As at September 30, 2002 and June 30, 2002, the Company provided an allowance for doubtful accounts of Baht 24 million for these receivables. Management believes that such allowance is adequate to absorb possible losses on doubtful accounts since the land and construction thereon mortgaged as collateral cover receivables. The appraised value (based on report of an independent appraisal firm dated June 15, 2000) amounted to Baht 104 million.

The transactions with the related companies which included in the statements of income for the three months ended September 30, 2002 and 2001 are as follows:

		In Thousand Baht	
	Policy of Pricing	2002	2001
Net sales	Market Price	1,788	7,186



ASIA FIBER PUBLIC COMPANY LIMITED
NOTES TO INTERIM FINANCIAL STATEMENTS (Continued)
SEPTEMBER 30, 2002 AND 2001 (REVIEWED)
AND JUNE 30, 2002 (AUDITED)

5.   ACCOUNTS AND NOTES RECEIVABLE - TRADE - OTHER COMPANIES

The aging analysis of accounts and notes receivable - trade - other companies as at September 30, 2002 and June 30, 2002, are as follows:

	In Thousand Baht	
	September 30, 2002	June 30, 2002
Current to 3 months	169,306	174,561
Over 3 months to 6 months	2,934	4
Over 6 months to 12 months	-	-
Over 12 months	3,506	4,424
Total	175,746	178,989
Less allowance for doubtful accounts	(15,750)	(16,518)
Net	159,996	162,471

As at September 30, 2002 and June 30, 2002, the Company has long-outstanding (more than 12 months) accounts receivable - trade, totalling Baht 3.5 million and Baht 1.0 million, respectively. As at September 30, 2002 and June 30, 2002, an allowance for doubtful accounts amounted to Baht 15.8 million and Baht 16.5 million, respectively. Management believes that such allowance is adequate to absorb possible losses on doubtful accounts.

6.   INVESTMENTS IN SHARES OF ASSOCIATED COMPANIES - At Equity Method

				In Thousand Baht	
The Company Name	Type of Business	Relation	Percentage Ownership	Paid-up Capital	Amount
September 30, 2002					
Asia Industrial Fiber & Tyrecord Co., Ltd.	Manufacturing	Directorship	25.00	40,000	10,143
PPC Prachin Power Co., Ltd.	Manufacturing	Directorship	31.12	43,286	50
Total					10,193
June 30, 2002					
Asia Industrial Fiber & Tyrecord Co., Ltd.	Manufacturing	Directorship	25.00	40,000	10,143
PPC Prachin Power Co., Ltd.	Manufacturing	Directorship	31.12	43,286	50
Total					10,193

The Company has a policy to record the investments in shares of associated companies by equity method. The equity in net loss of the investment in Asia Industrial Fiber & Tyrecord Co., Ltd. for the three months ended September 30, 2002 and for the year ended June 30, 2002 was computed from the audited financial statements of such company for the year ended October 19, 2001 (since the company did not prepare interim financial statements for the periods ended September 30, 2002 and June 30, 2002). The investment in this company represents 0.81% of total assets as at September 30, 2002 and June 30, 2002.



7.   **INVESTMENT IN SHARES OF OTHER COMPANY (General Investment) - At Cost**

	In Thousand Baht	
	September 30, 2002	June 30, 2002
Thai Caprolactum Public Company Limited	500	500

8.   **PROPERTY, PLANT AND EQUIPMENT**

The Company appraised its land by following Statement No. 32 issued by the Institute of Certified Accountants and Auditors of Thailand which allows the valuation of property, plant and equipment at appraisal amounts for financial statements reporting purposes.

The Company's land is stated at appraised value (based on reports of an independent appraisal firm dated March 16, 2000 and March 23, 1999). The excess of appraised value over cost of Baht 250.1 million is shown as "Revaluation increment in land" under "Shareholders' Equity". The revaluation increment in land is not available for dividend distribution.

As at September 30, 2002 and June 30, 2002, a part of the Company's land, building, machinery and equipment are collateralized for the short-term loans and long-term loans totalling to Baht 94.5 million and Baht 130.6 million, respectively.

Depreciation for the three months ended September 30, 2002 and 2001 amounted to approximately Baht 14.6 million and Baht 24.2 million, respectively.

9.   **DEFAULTED LOANS**

On October 4, 2000 a local financial institution filed a claim against the Company for damage arising from the default in the repayment of short-term note payable of Baht 25 million. However, the Company has recorded addition accrued interest expense at the defaulted interest rate (interest at the rate of 21% per annum) in the accounts.

10.   **SHARE CAPITAL**

At the extraordinary shareholders' meeting held on December 4, 1996, the shareholders passed a special resolution to approve the additional cash contribution towards the Company's capital from Baht 372 million (divided into 37,200,000 shares at Baht 10 par value) to Baht 706.8 million (divided into 70,680,000 shares at Baht 10 par value). This can be made by issuing common shares of 18,600,000 shares and warrants to purchase common shares of 14,880,000 units. The holder of each warrant has the option to purchase 1 common share at the price of Baht 10 par value.

In January 1997, the Company partially received the amount of Baht 83.6 million (8,360,612 shares at Baht 10 par value) towards this increase in share capital, and issued warrants to purchase common shares of 6,688,384 units. In April 1998, a shareholder exercised its warrants to purchase 11,728 common shares at the price of Baht 10 par value.

At the ordinary shareholders' meeting held on October 15, 2001, the shareholders passed a resolution to extend the expired date of the warrants to purchase common shares to January 30, 2006. In July 2002, a shareholder exercised its warrants to purchase 78 common shares at the price of Baht 10 par value.



ASIA FIBER PUBLIC COMPANY LIMITED
NOTES TO INTERIM FINANCIAL STATEMENTS (Continued)
SEPTEMBER 30, 2002 AND 2001 (REVIEWED)
AND JUNE 30, 2002 (AUDITED)

11. SEGMENTATION OF BUSINESS

	For the period ended September 30, 2002 (In Thousand Baht)		
	Local Sales	Export Sales	Total
Net sales and services income	211,812	115,188	327,000
Cost of sales and services	178,898	95,797	274,695
Gross profit	32,914	19,391	52,305
Gain on foreign exchange - net			490
Other income			8,078
Selling and administrative expenses			(13,695)
Interest expense			(5,417)
Net income			41,761
Fixed assets			587,970
Others			660,986
Total assets			1,248,956

	For the period ended September 30, 2001 (In Thousand Baht)		
	Local Sales	Export Sales	Total
Net sales and services income	227,405	121,028	348,433
Cost of sales and services	212,138	96,909	309,047
Gross profit	15,267	24,119	39,386
Gain on foreign exchange - net			835
Other income			5,297
Selling and administrative expenses			(17,907)
Interest expense			(9,765)
Net income			17,846
Fixed assets			561,438
Others			809,414
Total assets			1,370,852

12. RECLASSIFICATION OF ACCOUNTS

Certain accounts in the interim financial statements for the period ended September 30, 2001 have been reclassified to conform with the interim financial statements for the period ended September 30, 2002.

13. OTHERS

As at September 30, 2002, the Company had unused letters of credit amounting to Baht 37.8 million.

